March 1, 2013

U. S. Securities and Exchange Commission

Washington, DC 20549

Attention:  Amanda Ravitz, Assistant Director

Re:	SurePure, Inc.

Form 8-K

Filed December 13, 2012

File No. 000-54172

Dear Ms. Ravitz:

We are in receipt of your comment letter dated February 19, 2013 to Amendment No.1 to our Current Report on Form 8-K filed January 25, 2013. We expect to respond to the comment letter fully and file an amendment to the subject filing on Form 8-K/A by the close of business on March 29, 2013.

If you have any questions about this letter or the anticipated response, please do not hesitate to contact me or our counsel, William A. Newman, at 212.885.8849.